Exhibit 1

ELBIT VISION SYSTEMS LTD.

NOTICE OF

EXTRAORDINARY AND ANNUAL GENERAL MEETING

AND

PROXY STATEMENT

October 28, 2009

Elbit Vision Systems Ltd.

NOTICE OF
EXTRAORDINARY AND ANNUAL GENERAL MEETING OF SHAREHOLDERS

October 28, 2009

        Notice is hereby given that an Extraordinary and Annual General Meeting of the Shareholders (the “Meeting”) of Elbit Vision Systems Ltd. (the “Company”) will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel-Aviv, Israel, on October 28, 2009, at 11:00 a.m. for the following purposes:

1.	To approve an increase in the number of the Company’s authorized ordinary shares to 120,000,000 and authorized share capital to NIS 120,000,000, and to amend the Company’s Articles of Association to reflect such increase.

2.	To elect four (4) directors for the coming year.

3.	To approve a transaction between the Company and major shareholder M.S.N.D. Real Estate Holdings Ltd. (“Mivtach”).

4.	To ratify the appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as the Company’s independent public accountants for the year ending December 31, 2008, and to authorize the Company’s Audit Committee and Board of Directors to fix the remuneration of the Company’s independent public accountants in accordance with the volume and nature of their services.

5.	To receive the Company’s Consolidated Balance Sheet at December 31, 2008, and the Consolidated Statement of Income for the year then ended.

        Shareholders of record at the close of business on September 25, 2009, will be entitled to notice of, and to vote at, the Meeting.

        Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors,

Elbit Vision Systems Ltd.

Date: September 24, 2009

PROXY STATEMENT

ELBIT VISION SYSTEMS LTD.
1 Haofe St.,
Post Office Box 5030
Kadima
Israel, 60920

EXTRAORDINARY AND ANNUAL GENERAL MEETING OF SHAREHOLDERS

October 28, 2009

        The enclosed proxy is being solicited by our Board of Directors for use at our extraordinary and annual general meeting of shareholders (the “Meeting”) to be held on October 28, 2009, or at any adjournment thereof. The record date for determining which of our shareholders is entitled to notice of, and to vote at, the Meeting is established as of the close of business on September 25, 2009. On that date, we had outstanding and entitled to vote 50,988,701 of our ordinary shares, nominal value New Israeli Shekels (“NIS”) 1.00 each (the “Ordinary Shares”).

        The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the meeting. We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about October 2, 2009. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

        Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of the proposals or against the proposals or may abstain from voting on the proposals. Shareholders should specify their choice on the accompanying proxy card. If no specific instructions are given with respect to the matter to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting. We are not aware of any other matters to be presented at the meeting.

        Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to us of such revocation, (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to: Corporate Secretary, Elbit Vision Systems Ltd., 1 Haofe St., P.O. Box 5030, Kadima, 60920, Israel.

        Each ordinary share is entitled to one vote on each matter to be voted on at the Meeting. Subject to the terms of applicable law, two or more shareholders present, in personal or by proxy, who hold or represent together at least 25% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to November 4, 2009, at the same hour and place, without it being necessary to notify our shareholders. If a quorum is not present at the adjourned date of the Meeting within half an hour of the time fixed for the commencement thereof, subject to the terms of applicable law, the persons present in person or by proxy, shall constitute a quorum.

        Proposals 1, 2, and 4, to be presented at the Meeting, require the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting, in the aggregate, to a majority of the votes actually cast with respect to such proposal.

        Following the transaction described in Proposal 3, Mivtach may become a holder of greater than 45% of our issued and outstanding shares. Since, prior to the transaction, we do not have a shareholder (or group of shareholders) who holds at least 45% of our issued and outstanding shares, this transaction requires the approval of our shareholders. Since Mivtach is currently one of our controlling shareholders the approval by our shareholders requires a special majority, in accordance with the Israeli Companies Law 1999. Accordingly, approving the transaction requires attaining the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to (i) the majority of the votes actually cast with respect to such proposal including at least one-third of the voting power of those shareholders who do not have a “Personal Interest,” who are present in person or by proxy and vote on such proposal, or (ii) the majority of the votes cast on such proposal at the meeting, provided that the total votes cast in opposition to such proposal by those shareholders who do not have a “Personal Interest” does not exceed 1% of all the voting power in the Company.

        A “Personal Interest” of a shareholder in the approval of Proposal 3, (i) includes the personal interest of any members of his/her immediate family (including the spouses thereof), or a personal interest of a body corporate in which the shareholder or such family member thereof serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, and (ii) excludes a personal interest that arises solely from the fact of holding our ordinary shares or the shares of any body corporate

PRINCIPAL SHAREHOLDERS

        The following table and notes set forth information, as of October 1, 2009, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of our securities by (i) any person who is known to own at least 5% of our ordinary shares and (ii) our directors and officers as a group. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

Identity of Person or Group	Amount Beneficially Owned	Percent of Class

Nir Alon (1)(2)(8)	1,606,436	3.11%
Elbit Ltd. (3)(4)	5,330,182	10.37%
M.S. Master Investments (2002) Ltd. (5)	4,044,833	7.93%
M.S.N.D. Real Estate Holdings Ltd. (3)(6)(7)	14,463,954	29.29%
Shavit Capital Entities (7)	4,761,905	9.06%
All directors and officers as a group (8)	4,370,833	8.47%

        The percentages in this table are based on 50,988,701 ordinary shares currently issued and outstanding and options exercisable within 60 days.

    (1)        All of these shares are pledged to Bank Leumi B.M., in order to guarantee a credit line for Nir Alon, in the sum of $1,500,000.

    (2)        Includes 75,000 ordinary shares which are subject to an option to purchase shares granted by Mr. Alon to Mr. Barath on March 29, 2001, and 600,000 ordinary shares currently issuable upon the exercise of warrants within 60 days.

    (3)        In an agreement between Elbit and Mivtach, dated July 29, 2007, the parties agreed to vote their shares at meetings of our shareholders at which members of the board are to be elected, as follows: (a) to elect to our board one director nominated by Mivtach, who shall serve as chairman of our board, and (b) to elect to our board one director nominated by Elbit; provided that the party entitled to nominate a director continues to hold at least 7.5% of our share capital on a fully diluted basis. A reduction of a party’s holdings shall only be deemed to occur upon a sale by one of the parties, of our ordinary shares. If a party fails to meet the 7.5% threshold it shall lose the right to nominate a director and such right shall be granted to the party who at such time holds the highest number of our ordinary shares. Additionally, the parties to the agreement agreed that in the event that and for as long as Mivtach continues to hold at least 15% of our share capital on a fully diluted basis, the parties will vote their shares at meetings of our shareholders at which members of the board are to be elected as follows: (a) to elect to our board two directors nominated by Mivtach, one of whom shall serve as chairman of our board, and (b) to elect to our board one director nominated by Elbit. A reduction of a party’s holdings shall only be deemed to occur upon a sale by a shareholder of our ordinary shares. Notwithstanding the foregoing, at any time during the term of the agreement, Elbit may, in its absolute discretion, by notice in writing to Mivtach, voluntarily terminate its right to designate a director to our board of directors. In such an event the right to designate the director to our board of directors shall be granted to Mivtach and Elbit shall be obliged to vote its shares in favor of the nominee designated by Mivtach. A party whose holdings of our share capital falls below 5% of our share capital on a fully diluted basis, shall, as from the time of such change, automatically cease to be a party to the agreement.

    (4)        Includes 396,825 shares issuable upon the exercise of an immediately exercisable warrant. Elbit is a wholly owned subsidiary of Elron Electronic Industries Ltd. (NASDAQ and TASE: ELRN). As a result, Elron may be deemed to be the beneficial owner of our ordinary shares owned by Elbit. As of May 31, 2009, Discount Investment Corporation Ltd., or DIC, owned approximately 49% of the outstanding shares of Elron and, as a result, DIC may be deemed to be the beneficial owner of our ordinary shares owned by Elbit. IDB Holding Corporation Ltd., or IDBH is the parent of IDB Development Corporation Ltd., or IDBD, which, in turn, is the parent of Discount Investment Corporation Ltd., or DIC and Clal Insurance Enterprises Holdings Ltd., or Clal Insurance. IDBH, DIC and Clal Insurance are public companies whose ordinary shares are traded on the TEl Aviv Stock Exchange. To the best of our knowledge Clal Insurance holds less than 0.5% of our ordinary shares. As a result, IDBH may be deemed to be the beneficial owner of our ordinary shares owned by Elbit, and our ordinary shares held by subsidiaries of Clal Insurance for their own account.

    (5)        M.S. Master Investments (2002) Ltd. owns 2,080,944 ordinary shares and has a proxy to vote 1,080,944 ordinary shares held by S.R. Master Investments (2002) Ltd., 700,540 ordinary shares held by R.D. Master Investments (2002) Ltd. and 182,405 ordinary shares held by Mr. Avner Shacham.

    (6)        Includes 2,000,952 ordinary shares issuable upon the exercise of a warrant exercisable within 60 days. M.S.N.D. Real Estate Holdings Ltd. is a fully owned subsidiary of Mivtach-Shamir Holdings Ltd.

    (7)        Includes 2,383,079 ordinary shares and 1,191,540 warrants owned by Shavit Capital (Cayman) Fund, L.P., 638,318 ordinary shares and 319,159 warrants owned by Shavit Capital Fund (Israel), L.P., and 153,206 ordinary shares and 76,603 warrants owned by Shavit Capital Fund (US) L.P. The warrants are exercisable at the option of the holder within 60 days.

        Shavit Capital Fund GP, L.P. is the general partner of Shavit Capital (Cayman) Fund, L.P., Shavit Capital Fund (Israel), L.P. and Shavit Capital Fund (US), L.P. Shavit Capital (GP) Management Ltd. is the general partner of Shavit Capital Fund GP, L.P. and is controlled by entities ultimately controlled by Paul Packer, Leon Recanati and Isi Leibler, each of whom have shared voting and investment control over all the shares held by the Shavit Capital Entities and therefore may be deemed to share beneficial ownership of the shares held by the Shavit Capital Entities.  Each of Messrs. Packer, Recanati and Leibler disclaims beneficial ownership of the shares held by the Shavit Capital Entities, except to the extent of his pecuniary interest therein, if any.

    (8)        Includes all of the shares deemed as beneficially owned by Mr. Nir Alon and options currently exercisable by directors and officers within 60 days.

PROPOSAL 1 OF THE MEETING

INCREASE IN AUTHORIZED SHARE CAPITAL

        For the purpose of reserving sufficient quantities of shares to permit the issuance of shares in connection with the transactions, the raising of future capital and for the exercise of currently outstanding warrants and options, our management desires to increase our authorized share capital from 90,000,000 shares NIS 1.00 per share to 120,000,000 shares NIS 1.00 per share.

        The shareholders are requested to adopt the following resolution:

“RESOLVED that the increase in the number of the Company’s authorized ordinary shares to 120,000,000 and authorized share capital to NIS 120,000,000 and the amendment of the Company’s Articles of Association to reflect such increase, is hereby approved.”

        Since Proposal 1 requires the amendment of our Articles of Association, the affirmative vote of the holders of a majority of the voting power of our ordinary shares represented at the meeting in person or by proxy and voting thereon is necessary for approval of the proposal approving an increase in our authorized share capital.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of the increase in the authorized share capital of the company, and the amendment of the Company’s Articles of Association to reflect such increase, as described above.

PROPOSAL 2 OF THE MEETING

ELECTION OF DIRECTORS

        The Company’s Board of Directors has designated the persons named below for election to serve until the next Annual General Meeting of the Company’s shareholders. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the ordinary shares represented thereby “For” the election of the directors listed below (as a group). If any of such directors is unable to serve, the persons named in the proxy shall vote the ordinary shares for the election/re-election of such other nominee/director as the Board of Directors may propose. The following nominees have advised the Company that they will serve as directors upon election.

        The following provides certain relevant information concerning the directors, including their principal occupation during at least the past five years.

Director	Age	Principal Occupation

Ran Eisenberg	62	Ran Eisenberg was appointed as our Chief Executive Officer on May 1, 2009. Between the years 2004 and 2007 Mr. Eisenberg served as chief executive officer of Waivon Ltd. Mr. Eisenberg served as CEO of Microsense Ltd. between 2001 and 2004. Prior to this role, Mr. Eisenberg served as CEO of Optibase Ltd. between 1994 and 2004. From 1992 through 1994 Mr. Eisenberg served as group vice president of Elbit Ltd. Mr. Eisenberg holds a B.Sc. in aeronautical engineering from the Technion and an M.B.A from the University of California (UCLA).

Nir Alon	44	Nir Alon served as chairman of our board of directors from February 2001 until March 2, 2006 and has since continued to serve as a director. Since 1990, he has been the president of Altro Warenhandels GmbH, a cotton and textile company. From 1986 until 1990, he was part of the management of an Israeli based textile company. Mr. Alon holds a B.A. in social sciences from Tel-Aviv University.

Victor Josebachvili	54	Victor Josebachvili was elected director by our board of directors on October 24, 2007, following the retirement of Mr. Menashe Shohat. Mr. Josebachvili is the founder and Managing Partner of Harbor Hills Partners, LLC ("HHP"), a financial advisory boutique firm and has been advising major US and European multinationals for the last 18 years. Prior to founding HHP Mr. Josebachvili was a Managing Director in JP Morgan's Global M&A Group. Before joining JP Morgan Chase Mr. Josebachvili held similar positions at Bankers Trust and Citibank. Mr. Josebachvili has a B.Sc. (Cum Laude) degree in Industrial engineering from the Technion (Israel Institute of Technology) (1981) and an MBA from Columbia University Graduate School of Business.

Linda Harnevo	52	Linda Harnevo was elected director by our board of directors on April 1, 2006. Ms. Harnevo served as chief executive officer of EduConcept Ltd. between the years 1994 and 1996 and chief executive officer of TeamWorks Technology Ltd. between the years 1997 and 2001. She is the founder of RedZebra Ltd. and Global Medical Networks International Ltd., where she currently serves as international chief executive officer. Ms. Harnevo holds a B.Sc. in mathematics, computer science and linguistics from Bar Ilan University, an M.Sc. in mathematics from the Weizmann institute and a Ph.D. in applied mathematics from the Weizmann Institute.

        The Company’s articles of association specify that the number of directors will be at least two but not more than nine.

        The shareholders of the Company are requested to adopt the following resolution:

RESOLVED: that the election ofRan Eisenberg, Nir Alon, Victor Josebachvili and Linda Harnevo to serve as directors of the Company for the coming year until the next annual general meeting of the Company’s shareholders, is hereby approved.

        The election of the above named directors requires the affirmative vote of a majority of the ordinary shares represented at the Meeting and voting on this proposal.

PROPOSAL 3 OF THE MEETING

APPROVAL OF TRANSACTION WITH M.S.N.D. REAL ESTATE HOLDINGS LTD.

        During 2009, our financial condition deteriorated significantly, primarily due to the global economic slow-down, we took various steps to increase our efficiency and reduce our costs, including entering into negotiations with our banks to restructure our debt repayments to them. During the course of these negotiations, and in order to prevent us from becoming insolvent, Mivtach agreed to lend us the sum of NIS 1.2 million (approximately $321,460) in March 2009 and a further NIS 782,000 (approximately $209,480) in June 2009.

        Due to the urgency of the situation, our Audit Committee and Board of Directors approved on March 2009 and June 2009, respectively, the loans with Mivtach as being solely for the benefit of the Company and resolved that the loans would be converted into our ordinary shares as part of a private placement or rights offering.

        In August 2009, our banks agreed to postpone Loan repayments on our bank loans until December 31, 2011 and our Audit Committee and Board of Directors resolved to raise additional funds for the Company by way of a private placement. Pursuant to this private placement, we intend to raise up to $5 million of which (i) approximately $540,000 will be on account of the conversion of Mivtach’s loan plus interest at a rate of LIBOR plus 3% into our ordinary shares; (ii) $1.3 million will be by way of an additional investment by Mivtach; and (iii) approximately $3.16 million will be from third party investors. The exact value of the Mivtach loan which will be converted into our ordinary shares, will be determined by the Shekel-U.S. Dollar representative exchange rate published by the Bank of Israel at 4pm on the day prior to the Meeting.

        In the event that we are unable to raise the full amount, Mivtach may hold in excess of 45% of our voting securities. As a result of this, and the fact that Mivtach is one of our controlling shareholders, the approval of our shareholders for Mivtach’s participation in the private placement (the “Transaction”) is being sought.

        A summary of the principal terms of the Transaction is as follows:

—	Mivtach will invest $1.84 million in the Company (of which approximately $540,000 will be by way of conversion of the loans plus interest at a rate of LIBOR plus 3%, and approximately $1.3 million will be an additional cash investment).

—	In consideration for the foregoing, we will issue Mivtach with (a) ordinary shares based on the average closing price of our ordinary shares on the Over-the-Counter Bulletin Board during the 30 trading days prior to the shareholders meeting (the “Purchase Price”); (b) warrants (the “Warrants”) to purchase half of the number of our ordinary shares actually issued to Mivtach pursuant to this Transaction at an exercise price equal to 142.8% of the Purchase Price, exercisable for a period of 4 years.

—	We will execute a Registration Rights Agreement (the “RRA”) with Mivtach pursuant to which all of the ordinary shares issued to Mivtach pursuant to the Transaction, and which are issuable under the Warrants, will be included in a registration statement to be filed by the Company following the transaction. The RRA does not stipulate any date by which the registration statement should be filed.

The shareholders are requested to adopt the following resolution:

      “RESOLVED, to approve the Transaction between the Company, and Mivtach.”

        The Board of Directors recommends that the shareholders vote “FOR” the approval of the Transaction, as described above.

        As described previously, following the Transaction, Mivtach may become a holder of greater than 45% of our issued and outstanding shares. Since, prior to the completion of the Transaction, we do not have a shareholder (or group of shareholders) who holds at least 45% of our issued and outstanding shares, the Transaction requires the approval of our shareholders. Since Mivtach is currently one of our controlling shareholders the approval by our shareholders requires a special majority, in accordance with the Israeli Companies Law 1999. Accordingly, approving the Transaction requires attaining the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to (i) the majority of the votes actually cast with respect to such proposal including at least one-third of the voting power of those shareholders who do not have a “Personal Interest,” who are present in person or by proxy and vote on such proposal, or (ii) the majority of the votes cast on such proposal at the meeting, provided that the total votes cast in opposition to such proposal by those shareholders who do not have a “Personal Interest” does not exceed 1% of all the voting power in the Company.

        A “Personal Interest” of a shareholder in the approval of Proposal 3, (i) includes the personal interest of any members of his/her immediate family (including the spouses thereof), or a personal interest of a body corporate in which the shareholder or such family member thereof serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, and (ii) excludes a personal interest that arises solely from the fact of holding our ordinary shares or the shares of any body corporate

PROPOSAL 4 OF THE MEETING

RATIFY THE APPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTANTS

        The Company’s Audit Committee has nominated the accounting firm of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as the independent public accountants of the Company for the year ending December 31, 2008.

        The shareholders of the Company are requested to adopt the following resolution:

RESOLVED, that the appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu as the independent public accountants of the Company for the year ending December 31, 2008, and the authorization of the Company’s Audit Committee to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services, are hereby ratified.

Ratification of the appointment of Brightman Almagor & Co. as the Company’s independent public accountants requires the affirmative vote of a majority of the ordinary shares represented at the Meeting and voting on this proposal.

The Board of Directors recommends that the shareholders vote “FOR” the ratification of Brightman Almagor & Co. as the independent public accountants of the Company.

PROPOSAL 5 OF THE MEETING

RECEIPT OF THE COMPANY’S CONSOLIDATED BALANCE SHEET AS OF
DECEMBER 31, 2008, AND THE CONSOLIDATED STATEMENT OF
INCOME FOR THE YEAR THEN ENDED

        At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s Consolidated Balance Sheet at December 31, 2008 and the Consolidated Statement of Income for the year then ended.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned 24 hours prior to the time appointed for the Meeting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of the proposals described in this proxy statement.

By Order of the Board of Directors

Date: September 24, 2009

ELBIT VISION SYSTEMS LTD.
(An Israeli Corporation)
2008 CONSOLIDATED FINANCIAL STATEMENTS

ELBIT VISION SYSTEMS LTD.
2008 CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Elbit Vision Systems Ltd.

We have audited the accompanying consolidated balance sheets of Elbit Vision Systems Ltd. (“the Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's recurring losses from operations and Accumulated deficit raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 1 and Note 19 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
July 15, 2009

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

		December 31
	Note	2008	2007

A s s e t s

CURRENT ASSETS:
Cash and cash equivalents		409	2,189
Restricted deposit (short term)	14a	700	540
Accounts receivable:	15a
Trade (net of allowance for doubtful account 2008- $685, 2007-$677)		4,872	4,738
Other		616	1,428
Inventories	4	3,946	5,299

T o t a l current assets		10,543	14,194

INVESTMENTS AND LONG-TERM RECEIVABLES:
Severance pay fund	8	1,556	1,623
Other long-term receivables and investment	5	137	231

		1,693	1,854

PROPERTY AND EQUIPMENT (net of accumulated
depreciation and amortization)	6	443	490

OTHER ASSETS (net of accumulated amortization)
Goodwill	18	1,752	3,529
Other intangible assets	7	2,770	3,439

		4,522	6,968

T o t a l assets		17,201	23,506

The accompanying notes are an integral part of the financial statements

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands

		December 31
	Note	2008	2007

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Credit from banks	15c	6,388	4,967
Accounts payable and accruals:
Trade		3,411	3,220
Deferred income	2i	1,526	2,082
Other	15b	3,316	2,629

T o t a l current liabilities		14,641	12,898

LONG-TERM LIABILITIES:
Loans and other liabilities (net of current maturities)	9	-	1,000
Accrued severance pay	8	2,187	2,008

T o t a l long-term liabilities		2,187	3,008

COMMITMENTS AND CONTINGENT LIABILITIES	10
T o t a l liabilities		16,828	15,906

SHAREHOLDERS' EQUITY:	11
Share capital - ordinary shares of NIS 1 par value ("Ordinary Shares");
Authorized - 60,000,000 Ordinary Shares as of December 31, 2008
and 2007
Issued and outstanding:
December 31, 2008 - 50,988,701 Ordinary shares
December 31, 2007 - 50,791,382 Ordinary shares		10,679	10,629
Additional paid-in capital		28,465	28,249
Accumulated deficit		(38,771)	(31,278)

T o t a l shareholders' equity		373	7,600

T o t a l liabilities and shareholders' equity		17,201	23,506

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
dollars in thousands (except per share data)

		Year ended December 31,
	Note	2008	2007	2006

REVENUES:
Sale of products		18,453	18,690	14,527
Services rendered		3,647	3,173	2,470

		22,100	21,863	16,997

COST OF REVENUES:	15d
Cost of products sold		12,358	9,382	10,367
Cost of services rendered		2,191	1,926	1,869

		14,549	11,308	12,236

GROSS PROFIT		7,551	10,555	4,761
RESEARCH AND DEVELOPMENT COSTS - NET	15e	4,559	3,313	2,562
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Marketing and selling		5,270	4,885	4,149
General and administrative		2,123	1,338	1,870
Impairment of goodwill	2h	1,981	-	-
Reorganization expenses		-	-	200

OPERATING INCOME (LOSS)		(6,382)	1,019	(4,020)
FINANCIAL EXPENSES - NET	15f	(1,082)	(1,081)	(1,332)

LOSS BEFORE OTHER EXPENSES		(7,464)	(62)	(5,352)
OTHER EXPENSES	15g	(18)	(1,277)	(5)

LOSS BEFORE TAXES ON INCOME		(7,482)	(1,339)	(5,357)
TAXES ON INCOME	12d	11	3	5

LOSS FOR THE YEAR FROM CONTINUED OPERATIONS		(7,493)	(1,342)	(5,362)

LOSS FROM OPERATIONS OF DISCONTINUED COMPONENT	3a	-	-	(180)
NET LOSS ON DISPOSAL OF DISCONTINUED OPERATION	3a	-	-	(551)

LOSS FOR THE YEAR		(7,493)	(1,342)	(6,093)

LOSS PER SHARE FROM CONTINUING OPERATIONS:	2m
Basic		(0.147)	(0.034)	(0.186)

Diluted		(0.147)	(0.034)	(0.186)

LOSS PER SHARE FROM DISCONTINUED OPERATIONS:	2m
Basic		-	-	(0.026)

Diluted		-	-	(0.026)

LOSS PER SHARE:	2m
Basic		(0.147)	(0.034)	(0.212)

Diluted		(0.147)	(0.034)	(0.212)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN
COMPUTATION OF LOSS PER SHARE -
BASIC (IN THOUSANDS)		50,970	39,393	28,778

DILUTED (IN THOUSANDS)		50,970	39,393	28,778

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital		Additional paid-in Capital*	Other comprehensive income	Accumulated deficit	Total shareholders' equity
	Number of shares	Amount
	In thousands		U.S. dollars in thousands

BALANCE - DECEMBER 31, 2005	26,762	4,529	23,324	89	(23,843)	4,099
CHANGES DURING 2006:
Loss for the year					(6,093)	(6,093)
Currency translation differences				(89)		(89)

Total comprehensive income						(6,182)
Employee stock options exercised and paid	182	40	(1)			39
Issuance of share capital and warrants (notes 3b,11a)	2,441	494	1,606			2,100
Beneficial conversion feature (note 9a(3))			900			900
Warrant exercised and paid	131	28	17			45

BALANCE - DECEMBER 31, 2006	29,516	5,091	25,846	-	(29,936)	1,001
CHANGES DURING 2007:
Loss for the year					(1,342)	(1,342)
Issuance of share capital and warrants (note 11a)	21,275	5,538	2,403			7,941

BALANCE - DECEMBER 31, 2007	50,791	10,629	28,249	-	(31,278)	7,600
CHANGES DURING 2008:
Loss for the year					(7,493)	(7,493)
Warrant exercised and paid	197	50	216			266

BALANCE - DECEMBER 31, 2008	50,988	10,679	28,465	-	(38,771)	373

* Net of share issuance costs.

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2008	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	(7,493)	(1,342)	(6,093)
Adjustments to reconcile net loss to net
cash used in operating activities:
Depreciation and amortization	1,027	1,241	1,411
Impairment of goodwill	1,981	-	-
Amortization of discount on loan from shareholder	-	1,212	285
Loss from disposal of property	2	-	48
Loss from disposal of discontinued operation	-	-	551
Liability for employee rights upon retirement	179	(182)	118
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	(134)	(1,540)	283
Decrease (increase) in other accounts receivable	912	(465)	443
Increase (decrease) in trade accounts payable	191	(282)	1,003
Deferred income	(556)	465	(897)
Increase (Decrease) in other accounts payable	687	(965)	(2,212)
Decrease (increase) in inventories	1,353	(1,331)	591

Net cash used in operating activities	(1,851)	(3,189)	(4,469)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiary consolidated for the first time (a)	-	-	-
Disposal of subsidiary (b)	-	-	120
Purchase of property and equipment	(131)	(296)	(130)
Long-term receivables	(6)	400	(101)
Purchase price adjustment of contingent consideration	(204)	-	-
Redemption of (investment in) restricted deposit	(160)	148	1,122
Proceeds from disposal of property and equipment	5	38	30
Funds severance pay	67	268	(258)

Net cash provided by (used in) investing activities	(429)	558	783

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of share capital and warrants - net of issuance costs	-	4,521	964
Short-term credit from bank - net	421	(761)	2,281
Proceeds from exercise of options and warrants	79	-	77
Retirement of long-term loan from shareholder	-	-	(27)
Proceeds from long-term loans from shareholder	-	-	1,556
Proceeds from long-term loans from bank	-	-	547
Short-term credit paid to Cornell Capital Partners L.P. - net	-	-	(1,449)

Net cash provided by financing activities	500	3,760	3,949

TRANSLATION DIFFERENCES ON CASH BALANCES OF
CONSOLIDATED SUBSIDIARY	-	-	(89)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,780)	1,129	174
BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	2,189	1,060	886 *

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	409	2,189	1,060

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION - cash paid during the year for:
Interest paid - net	307	704	415

Income taxes paid - net	11	3	5

* Including cash and cash equivalents from discontinuing operation.

The accompanying notes are an integral part of these financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

Year ended December 31, 2006
U.S. dollars in thousands

(a) Acquisition of subsidiary consolidated
for the first time, see also note 3:
Assets and liabilities of the subsidiary at date of
acquisition:
Working capital (excluding cash and cash equivalents)	(1,033)
Fixed assets	59
Long-term receivables	12
Other assets	1,514
Long-term loans and other liabilities	(9)
Goodwill arising on acquisition	-

543
Less:
Issuance of share capital and warrants (see c 2) hereafter)	(543)

-

Year ended December 31, 2006
U.S. dollars in thousands

(b) Disposal of subsidiary

Assets and liabilities of the subsidiary at date of
disposal:
Working capital (excluding cash and cash equivalents)	346
Fixed assets	(284)
Long-term receivables	(193)
Other assets	(148)
Long-term loans and other liabilities	232
Goodwill	(1,039)

(1,086)
Less:
Future proceeds from selling the subsidiary	966

(120)

(c)	Supplementary information on financing activities not involving cash flow:

1)	During 2007 $ 1,168,000 worth of shares were released from escrow and $ 1,970,000 long term loan from shareholders were converted into share capital (see Notes 9 a.(2),(3) and 11 a.(4),(5)).

2)	During 2006 part of the acquisition of the subsidiary was made through issuance of share capital in an amount equivalent to $ 543,000.

The accompanying notes are an integral part of these financial statements.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL

Elbit Vision Systems Ltd. (the “Company”) is an Israeli corporation, which, together with its subsidiaries (the “Group”), is principally engaged in the design, development, manufacturing and marketing automatic vision and ultrasonic inspection and quality monitoring systems, and rending services related to those systems.

Elbit Vision Systems Inc. (“EVS Inc.”) incorporated in Delaware U.S.A. and Elbit Vision Systems B.V. (“EVS BV”) incorporated in the Netherlands are wholly-owned subsidiaries, engaged in the selling and marketing of the Company’s products worldwide.

In June 2004, the Company expanded its activities and entered into new fields of operations through the acquisition of 70% of Yuravision Co. Ltd.‘s (“Yuravision”) shares, a South Korean developer of visual inspection software and systems for the microelectronics industry and display industries. This investment was sold during December 2006 and therefore presented as discontinued operation in the financial statements (see Note 3a).

In September 2004, the Company also completed the acquisition of the entire shareholding of ScanMaster Systems (IRT) Ltd. (“ScanMaster Ltd.”), an Israeli company and IRT ScanMaster System Inc. (“ScanMaster Inc.”), a new Hampshire corporation (collectively – “ScanMaster”). ScanMaster is engaged in the development, manufacturing and marketing of equipment for the ultrasonic inspection of industrial parts and components for the automotive and transportation industries, the metal industry as well as applications for aircraft and jet engine inspection.

In February 2006, the Company acquired business, assets and liabilities of Panoptes Ltd.(“Panoptes”) and ScanMaster Ltd. acquired 100% of the shares of Panoptes. Panoptes Ltd. is principally engaged in the design, development, manufacturing and marketing automatic vision and quality monitoring systems for surface inspection, especially textiles, glass fabric and technical woven materials (see Note 3b).

As to Business and Geographical segments – see Note 17.

The Company has sustained significant operating losses in recent periods, which has led to a significant reduction in its cash reserves. As reflected in the accompanying financial statements, the Company's operations for the year ended December 31, 2008, resulted in a net loss of $7,493 thousands. The Company's ability to continue operating as a “going concern” is dependent on its ability to raise sufficient additional working capital. As disclosed in Note 19, management has been attempting to raise capital from banks, current stockholders and potential investors and plans to continue these efforts.The Company expects to use the raised proceeds for working capital purposes.Nevertheless, there are no assurances that the Company will be able to return to positive cash flow before it requires additional cash, which raises substantial doubts about the ability of the Company to continue as a going concern.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements are prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States of America.

a.	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

Estimates and assumptions which, in the opinion of management, are significant to the underlying amounts included in the financial statements and for which it would be reasonably possible that future events or information could change those estimates include: (i) impairment assessments of goodwill and long-lived assets; (ii) realization of deferred income tax assets; and (iii) provisions for obsolete and slow moving inventory. These estimates are discussed further throughout the accompanying notes.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Functional Currency and Financial Statements in U.S. Dollars

The currency of the primary economic environment in which operations of the Company and its subsidiaries are conducted is the U.S. dollar (the “dollar”).

Virtually all sales by the Company and its subsidiaries are made outside Israel in non-Israeli currencies, mainly the dollar. Most purchases of materials and components are made in dollars or in Israeli currency under contracts linked to the dollar. In addition, most marketing and service costs are incurred outside Israel, primarily in dollars, through the Company’s wholly-owned non-Israeli subsidiaries. Thus, the functional currency of the Company and its subsidiaries is the dollar.

Transactions in currencies other than each company’s functional currency are translated based on the average currency exchange rates in accordance with the principles set forth in Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”. All gains and losses from translation of monetary balance sheet items and transactions denominated in currencies other than the functional currency are recorded in the statements of income as financial income, net as they arise.

c.	Principles of consolidation

The consolidated financial statements include the financial statements of the company and its wholly-owned subsidiaries.

All material inter-company transactions and balances have been eliminated.

d.	Cash Equivalents

Cash equivalent consist of short-term highly liquid investments, that are readily convertible into cash with original maturities when purchased of three month or less.

e.	Allowance for doubtful accounts

The allowance for doubtful accounts has been made on the specific identification basis.

f.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined as follows: Raw materials and spare parts – on moving average basis. Products in process and finished products – on basis of production costs.

Inventories are written-down for estimated obsolescence, based on assumptions about future demand and market conditions.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Property and equipment

(1)	Property and equipment are stated at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of assets, as follows:

%

Machinery and equipment	10-33 (mainly 33%)
Office furniture and equipment	6-20
Vehicles	15-20

Leasehold improvements are amortized by the straight-line method over the term of the lease, or the estimated useful life of the improvements, whichever is shorter.

(2)	Impairment of long-lived assets – Impairment examinations and recognition are performed and determined based on the provisions of FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 requires that long-lived assets and certain identifiable assets held for use be reviewed for impairment on a periodic basis, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is determined by a comparison of the carrying amount of the asset and the amount of undiscounted future net cash flows to be generated by the asset or assets group. In the event that an asset is considered to be impaired, an impairment charge is recorded in the amount by which the carrying amount of the asset exceeds its estimated fair value.

h.	Other assets- Goodwill and Intangible Assets

(1)	Goodwill

Under FASB Statement No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), goodwill is not amortized to earnings, but rather is subject to periodic testing for impairment, at the reporting unit level, at least annually or more frequently if certain events or indicators of impairment occur. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. Measurement of an impairment loss is an estimate, performed based on the following: If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The Group uses the discounted cash flow method to determine the fair value of the reporting unit. The Company’s reporting units consist of reportable segments; goodwill is allocated to both segments (see also Note 17).

The Company has designated December 31 of each year as the date on which it will perform its annual goodwill impairment test. An impairment of $ 1,981,000 resulted from the annual review performed in the year 2008, allocated to the non-destructive automated inspection segment.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Other assets- Goodwill and Intangible Assets (Cont.)

(2)	Other intangible assets

These assets are amortized by the straight-line method over their estimated useful lives. Annual rates of amortization are as follows:

%

Technology	10-20
Customer relations	10-20
Distribution network	10
Brand name	8.33

i.	Revenue recognition:

1)	Sale of products:

a.	General

Revenues from sales of products and supplies are recognized when an arrangement exists, delivery has occurred and title passed to the customer, Group’s price to the customer is fixed or determinable and collectibility is reasonably assured.

With respect to systems sold with installation requirements, the installation is not considered to be a separate earnings process; thus, revenue is recognized when all of the above criteria are met and installation is completed.

b.	Acceptance clause, customers’ support service and warranty

The Group distinguishes between revenue recognition in respect of revenue derived from automatic vision inspection products (sold by the Company) and ultrasonic inspection products (sold by ScanMaster).

The terms of the agreements between the Company and its customers are substantially different from the terms of the agreements between ScanMaster and its customers. Therefore, the revenue recognition accounting policy applied by each of the companies is different in this case. Set forth bellow are the main accounting policies applied by each of the companies:

The Company

In case that Company’s agreement with the customer includes an “acceptance”clause, revenue recognition will take place after the Company receives the “acceptance certificate” from the customer. In some cases, the Company grants its customers a trial period, usually several months, in order to evaluate prototype of the system’s performance. In case that the systems performance meets the customer’s requirements, it purchases the system at the end of the trial period. The Company does not recognize sales revenue from products shipped to customers for trial until such products are actually purchased. Until purchased, these products are recorded as consignment inventory at the lower of cost or market.

ScanMaster

ScanMaster’s agreements with its customers usually include acceptance testing procedures clause (“ATP”). Each product of ScanMaster has standard performance specifications that are examined in the ATP; usually, the performance specifications are not customized for the specific needs of the customer.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Revenue recognition (Cont.):

1)	Sale of products (Cont.):

b.	Acceptance clause, customers’ support service and warranty (Cont.)

ScanMaster (Cont.)

Also, unlike in the case of the company, ScanMaster does not grant its customers a trial period in the normal course of business. The agreements with the clients do not include the right of the clients to a refund in case the ATP is not to their satisfaction. However, the collection of the final payment from the customer (usually 10% out of the total consideration) is dependent upon receiving the signed ATP.

ScanMaster distinguishes between sales of new products, in respect of which ScanMaster has no past installation experience and sales of products, installation of which the company is well experienced. In respect of sales of new products ScanMaster recognizes revenues only after the company receives the ATP from the customer. In respect of sales of other products, in the installation of which the company is well experienced, the ATP is only a formal procedure, and therefore, the installation of products is a sufficient requirement to recognize revenues.

ScanMaster provides for warranty costs at the same time as the revenue is recognized. The annual provision is calculated at rates of 0.5%-2% of the sales, based on past experience.

c.	Right of return

The Group does not provide, in the normal course of business, a right of return to its customers. If uncertainties exist, such as the granting to the customer of a right of cancellation, revenue is recognized when the uncertainties are resolved.

d.	Revenues from systems that require significant customization, integration and installation are recognized based on SOP 81-1 “Accounting for Performance of Construction – Type and Certain Production – Type Contracts”, using contract accounting on the percentage of completion method, based on the relationship of actual labor costs incurred, to total labor costs estimated to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

Arrangements that include professional services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenue under the arrangement is recognized using contract accounting.

When services are not considered essential, the revenue allocable, based on the criteria prescribed in EITF 00-1, to the professional services is recognized as the services are performed.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Revenue recognition (Cont.):

2)	Services rendered

Service revenue in respect of the Group’s products is recognized ratably over the contractual period, or as services are performed.

3)	Deferred income

The deferred income balance as of December 31, 2008 and 2007 include amounts of revenues that were invoiced and cash was received, but deferred less applicable product and warranty costs.

j.	Research and development

Research and development expenses net of third party grants, are expensed as incurred. The Company has no obligation to repay the grants if sales are not generated.

k.	Advertising expenses

Advertising expenses are expensed as in incurred. Advertising expenses for the years ended December 31, 2008, 2007 and 2006 were $ 431,000, $ 428,000 and $ 470,000, respectively.

l.	Deferred income taxes

The company accounts for income taxes in accordance with FASB Statement No. 109, “Accounting for Income Taxes” (“SFAS 109”). Deferred income taxes are determined by the asset and liability method based on the estimated future tax effects attributable to temporary differences between income tax bases of assets and liabilities and their reported amounts in the financial statements, and to carryforwards for tax losses and deductions. Deferred tax balances are computed using the enacted tax rates to be in effect at the time when these differences are expected to reverse, as they are known at the balance sheet date.

Deferred tax assets and liabilities are classified as current or non-current according to the classification of the respective asset or liability, or the expected reversal date of the specific temporary difference, if not related to a specific asset or liability.

Valuation allowances in respect of deferred tax assets are established when it is more likely than not that all or a portion of the deferred income tax assets will not be realized.

m.	Earning (loss) per share (“EPS”)

Basic EPS is computed based on the weighted average number of shares outstanding during each year. 1,718,749 ordinary shares, which were issued and were placed in escrow were reflected in basic and diluted EPS shares for the year ended December 31, 2006. Total common stock equivalents, related to options and warrants 13,492,331, 16,862,858 and 9,322,308 shares for the years 2008 , 2007 and 2006, respectively, were excluded from EPS calculation, because the effect of such options and warrants is antidilutive.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Stock-based compensation

In January 2006, the Company adopted SFAS No. 123(R), “Share-Based Payment”(“SFAS No. 123(R)”), using the modified prospective application method as its transition method. The Company recognizes $ 188,000 of compensation expenses in 2008 as a result of the application of SFAS 123 (R). Until the adoption of SFAS No. 123(R) the Company accounted for employees and directors stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and in accordance with FASB Interpretation No. 44 (“FIN 44”). Pursuant to these accounting pronouncements, the Company recorded compensation for stock options granted to employees and directors over the vesting period of the options based on the difference, if any, between the exercise price of the options and the market price of the underlying shares at that date.

As to information about the stock option plans and assumptions see Note 11b.

o.	Comprehensive income

In addition to income (loss), other comprehensive income includes exchange differences arising from the translation of the net investment in subsidiary.

p.	Reclassification

Certain comparative figures have been reclassified to conform to the current year presentation.

q.	Consentration of credit risk

As of December 31, 2008 and 2007, the Group held cash and cash equivalents and short-term bank deposits, most of which were deposited with major Israeli, European, and U.S. banks. The Company is of the opinion that the credit risk in respect of these balances is insignificant.

The Group performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts. In respect of sales to customers in emerging economies, the Group requires letters of credit from banks.

r.	Recently issued accounting pronouncements:

FSP 142-3

In April 2008, the FASB issued FASB Staff Position 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”(“SFAS 142”). The objective of FSP 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R), “Business Combinations”, and other U.S. generally accepted accounting principles. FSP 142-3 will be effective beginning in fiscal year 2010. The Company is currently evaluating the impact that FSP 142-3 will have, if at all, on its consolidated financial statements and disclosures.

FSP EITF 03-6-1

In June 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities”(“FSP EITF 03-6-1”). FSP EITF 03-6-1 establishes that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities as defined in Emerging Issues Task Force (“EITF”) Issue No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128", and should be included in the computation of earnings per share pursuant to the two-class method as described in Statement of Financial Accounting Standards No. 128, “Earnings per Share”.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Recently issued accounting pronouncements (Cont.):

FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period earnings per share data presented shall be adjusted retrospectively to conform to the provisions of FSP EITF 03-6-1. Early application is not permitted. The Company is currently evaluating the impact that the adoption of FSP EITF 03-6-1 will have on its consolidated financial statements but believes that its effect will be immaterial due to immaterial use of instruments within the scope of the FSP.

EITF Issue No. 07-5

In June 2008, the FASB Emerging Items Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity’s Own Stock”. The Consensus was reached on the following three issues:

1. The way an entity should evaluate whether an instrument (or embedded feature) is indexed to its own stock.

2. The way the currency in which the strike price of an equity-linked financial instrument (or embedded equity-linked feature) is denominated affects the determination of whether the instrument is indexed to an entity’s own stock.

3. The way an issuer should account for market-based employee stock option valuation instruments.

This consensus will affect entities with (1) options or warrants on their own shares (not within the scope of Statement 150), including market-based employee stock option valuation instruments; (2) forward contracts on their own shares, including forward contracts entered into as part of an accelerated share repurchase program; and (3) convertible debt instruments and convertible preferred stock. Also affected are entities that issue equity-linked financial instruments (or financial instruments that contain embedded equity-linked features) with a strike price that is denominated in a foreign currency.

The consensus is effective for fiscal years (and interim periods) beginning after December 15, 2008. The consensus must be applied to outstanding instruments as of the beginning of the fiscal year in which the issue is adopted as a cumulative-effect adjustment to the opening balance of retained earnings for that fiscal year. Early application is not permitted.

The Company is currently evaluating the effect of EITF 07-5 and has not yet determined the impact of the consensus on its financial position or results of operations.

FSP FAS 157-4

In April 2009 the FASB issued FASB staff position 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. This FSP applies to all assets and liabilities within the scope of accounting pronouncements that require or permit fair value measurements, except as discussed in paragraphs 2 and 3 of statement 157. The FSP is Effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively.

FSP FAS 157-4 relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms what Statement 157 states is the objective of fair value measurement – to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive.

FSP FAS 157-4 provides guidance on (1) estimating the fair value of an asset or liability (financial and nonfinancial) when the volume and level of activity for the asset or liability have significantly decreased and (2) identifying transactions that are not orderly.

The Company is currently evaluating the impact that this FSP will have, if at all, on its consolidated financial statements and disclosures but believes that its effect will be immaterial.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Initial adoption of new standards:

FAS 157-3

In October 2008, the FASB staff issued Staff Position (FSP) No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.”The FSP amends Statement 157 by incorporating “an example to illustrate key considerations in determining the fair value of a financial asset” in an inactive market. The FSP is effective upon issuance and should be applied to prior periods for which financial statements have not been issued.

The FSP’s illustrative example and associated guidance clarifies various application issues raised by preparers of financial statements. With regard to the measurement principles of Statement 157, the FSP emphasizes the following:

Objective of Fair Value – The objective of a fair value measurement is to determine the price that would be received to sell an asset in an orderly transaction that is not a forced liquidation or distressed sale between market participants as of the measurement date. This objective does not change even when there is little, if any, market activity for an asset as of the measurement date.

Distressed Transactions – “Even in times of market dislocation, it is not appropriate to conclude that all market activity represents forced liquidations or distressed sales. However, it is also not appropriate to automatically conclude that any transaction price is determinative of fair value.” The evaluation of whether individual transactions are forced (that is, whether one of the parties is forced or otherwise compelled to transact) depends on the facts and circumstances and may require the use of significant judgment.

Relevance of Observable Data – Observable market data may require significant adjustment to meet the objective of fair value. “For example, in cases where the volume and level of trading activity in the asset have declined significantly, the available prices vary significantly over time or among market participants, or the prices are not current, the observable inputs might not be relevant and could require significant adjustment.” If the adjustment is significant, the measurement would be considered Level 3.

The Company’s Assumptions and Nonperformance and Liquidity Risks – The use of the Company’s internal “assumptions about future cash flows and appropriately risk-adjusted discount rates” is acceptable when relevant observable market data does not exist. In addition, such assumptions or techniques must incorporate adjustments for nonperformance and liquidity risks that market participants would consider in valuing the asset.

Third Party Pricing Quotes – Quotes and information obtained from brokers or pricing services “are not necessarily determinative if an active market does not exist for the financial asset” being measured. In addition, “an entity should place less reliance on quotes that do not reflect actual market transactions.”

The adoption of FSP FAS 157-3 did not have any significant impact on the consolidated results of operations or financial position of the Company

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – CONSOLIDATED SUBSIDIARIES

a.	Acquisition and Disposal of Yuravision

On December 2, 2003, the Company signed a term sheet (the validity of which was extended on February 16, 2004) to acquire 100% of the shares of Yuravision (as to the nature of operation of Yuravision, see Note 1).

Pursuant to the term sheet, through June 30, 2004, the Company entered into a series of purchase agreements with some of Yuravision’s shareholders. Under those agreements, the Company purchased 51% of Yuravision’s shares for an aggregate amount of $ 1,014,000, in cash and has a legal commitment to purchase additional 19% of Yuravision shares.

The total cost of acquisition amounted to $ 1,484,000 (including legal fees and other direct costs of $ 134,000, and the aggregate fair value of the warrants issued to Yuravision’s shareholder of $ 30,000).

On December 1, 2006, the Company executed an agreement with a Korean corporation for the sale of Yuravision shares in consideration for $950,000, or the Purchase Price, plus the purchase from the Company of its right to receive from Yuravision repayment of an $800,000 loan, or the Loan Amount in consideration for the full value of the loan. Half of the Purchase Price was paid upon the closing of the transaction on December 15, 2006, and the remaining half of the Purchase Price will be payable no later than December 1, 2008. The purchaser has undertaken to pay the Company half of the Loan Amount by no later than December 1, 2008 and the remaining half, or the Outstanding Payment, by no later than May 1, 2009.

The Company have received a stand by letter of credit from the purchaser guaranteeing payment of the Loan Amount.

Consideration for assignment of the Loan was subject to reduction in the event that certain key employees of Yuravision terminated their employment; provided that the Korean corporation was unable to find replacements using the services of an employment agency. Subsequently, all of the key employees terminated their employment with Yuravision, however, the Company claimed that the Korean corporation did not diligently use the services of the employment agency in order to find replacements.

On January 28, 2008 the Company entered into a modification agreement amending the December 1, 2006 agreement with the Korean corporation. Pursuant to the modification agreement the Loan Amount was reduced from $800,000 to $460,000, without any further obligation by the Korean corporation for the reduced amount of $340,000. The payment terms of the loan were changed so that the Korean corporation paid to the Company $360,000 on February 4, 2008 and paid the remaining $100,000 owed under the loan in January 2009. The terms for the payment of the purchase price were not changed.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – CONSOLIDATED SUBSIDIARIES (cont.)

a.	Acquisition and Disposal of Yuravision (cont.)

Yuravision is classified as discontinued operation in the consolidated financial statements and its results of operation and financial position are separately reported for all periods presented. Summarized financial information for Yuravision is as follows:

Year ended December 31
2006
$ in thousands

Revenues	707
Cost of revenues	345

Gross profit	362
Research and development costs, net	207
Marketing and selling expenses	48
General and administrative expenses	319

Operating loss	(212)
Financial expenses	(66)
Other income	98

Net loss of discontinued operation	(180)

b.	Acquisition of Panoptes Ltd.

In February 2006, the Company acquired business, assets and liabilities of Panoptes Ltd., and its subsidiary acquired 100% of the shares of Panoptes Ltd. Panoptes Ltd. is principally engaged in the design, development, manufacturing and marketing automatic vision and quality monitoring systems for surface inspection, especially textiles, glass fabric and technical woven materials.

The total consideration of acquisition of Panoptes Ltd. amounted to $ 622,000 (including estimated direct transaction costs amounting to $ 79,000). The Company issued 800,000 ordinary shares amounted to $ 543,000 and , subject to certain instances, paid cash royalties equaling 3.5% of sales of EVS optical inspection systems between January 2006 and the end of December 2008 to Ma’aragim Panoptes’ controlling shareholder (see Note 10a5)).

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

At January 1, 2006 ($ in thousands)

Long-term receivables	12
Property, plant, and equipment	59
Intangible assets	1,514

Total assets acquired	1,585

Current liabilities	(954)
Long-term liabilities	(9)

Total liabilities assumed	(963)

Net assets acquired	622

Of the $ 1,514,000 of acquired intangible assets, $ 1,025,000 were assigned to current technology, which represents patent and other intellectual properties (5 years useful life); $ 489,000 were assigned to customer relations (5 years useful life).

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INVENTORIES

	December 31
	2008	2007
	$ in thousands

Raw materials	2,384	2,962
Work in process	1,472	1,482
Finished products	90	855

	3,946	5,299

The balances are net of write-down of $1,150,000 and $463,000 as of December 31, 2008 and 2007, respectively.

NOTE 5 – OTHER LONG-TERM RECEIVABLES AND INVESTMENT

	December 31
	2008	2007
	$ in thousands

Deposits on leased vehicle (see also Note 10b2))	76	70
Investment (1)	61	61
Future proceeds from selling the Yuravision	-	100

	137	231

(1)	On July 22, 2004, the Company converted a convertible loan that had been granted to Micro Components Ltd. (“MCL”) into 197,217 ordinary shares of MCL. As of December 31, 2008 the Company holds 4% of MCL’s ordinary shares.

NOTE 6 – PROPERTY AND EQUIPMENT

a.	Comprised as follows:

	December 31
	2008	2007
	$ in thousands

Machinery and equipment	2,891	2,791
Leasehold improvements	271	254
Office furniture and equipment	427	418
Vehicles	62	62

	3,651	3,525
Less - accumulated depreciation and amortization	3,208	3,035

	443	490

b.	Depreciation and amortization expenses totaled $ 173,000, $ 222,000, and $191,000, in the years ended December 31, 2008, 2007 and 2006, respectively.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – OTHER INTANGIBLE ASSETS

	Gross carrying amount December 31		Accumulated amortization December 31
	2008	2007	2008	2007
	U.S. dollars in thousands		U.S. dollars in thousands

Technology	2,828	2,828	1,385	1,000
Customer relations	1,599	1,599	775	566
Distribution network	338	338	147	113
Brand name	489	489	177	136
Backlog	414	414	414	414

	5,668	5,668	2,898	2,229

Amortization expenses totaled $ 669,000, $ 659,000 and $ 669,000, in the years ended December 31, 2008, 2007, and 2006, respectively.

Estimated amortization expense for the following years, subsequent to December 31, 2008:

$ in thousands

Year ended December 31:
2009	669
2010	669
2011	366
2012	366
2013	366

NOTE 8 – ACCRUED SEVERANCE PAY, NET

a.	The Company’s liability for severance pay is calculated in accordance with Israeli law based on the latest salary paid to employees and the length of employment in the Company.

Part of the liability is funded through individual insurance policies.

The policies are assets of the company and, under labor agreement subject to certain limitation, they may be transferred to ownership of the beneficiary employees.

b.	A U.S. subsidiary provides defined contribution plan for the benefit of its employees. Under this plan, contributions are based on specific percentages of pay.

c.	Severance pay and defined contribution plan expenses were $ 441,000, $ 14,000 and $ 165,000 in the years ended December 31, 2008, 2007, and 2006, respectively. The earnings (losess) on the amounts funded were ($ 111,000), $ 52,000, and $ 102,000 for the years ended December 31, 2008, 2007, and 2006, respectively.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – LONG-TERM LIABILITIES – LOANS AND OTHER

a.	Composed as follows:

	December 31
	2008	2007
	$ in thousands

Loans from banks(1)	-	1,000
Other liabilities:
Loans from shareholders(2),(3)	-	-

	-	1,000

(1)	In August 2005 the Company entered into an agreement with bank Mizrahi, pursuant to which the Company received in 2005 a credit line for the aggregate amount of $ 2,000,000 (see Note 11c).

In June 2007 the Company terminated the abovementioned agreement and entered into a new agreement with bank Leumi for a credit line amounted to $ 2,500,000. The credit line is secured by a first ranking floating charge on all of the Company’s assets and all the assets of ScanMaster.

(2)	During 2003, the Company and Elbit Ltd. (a shareholder), reached an agreement, whereby the Company’s debt to Elbit Ltd. of $ 400,000 and accrued interest thereon that was due in 2003, will have the following terms:

a.	The loan will bear annual interest of Libor+2% (formerly Libor+0.5%) payable quarterly.

b.	The loan is repayable in quarterly installments of $ 40,000 each, commencing in the third quarter of 2003, but only if the cash flows provided by Company’s operating activities in the quarter preceding the payment exceeds $ 50,000.

On June 21, 2007, the Company executed an agreement with Elbit Ltd., pursuant to this agreement Elbit Ltd. (i) converted the loan to the Company in the amount of $470,000 (including accrued interest) into 1,492,063 ordinary shares, at a price of $0.315 per share; and (ii) invested in the Company $250,000 in consideration for 793,651 ordinary shares at a price of $0.315 per share and received a 4 year warrant to purchase 396,825 ordinary shares at an exercise price of $0.45 per share.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – LONG-TERM LIABILITIES – LOANS AND OTHER (cont.)

a.	Composed as follows (cont.)

(3)	In February 2006, the Company issued notes to Mivtach Shamir Holdings Ltd. (“Mivtach”) for $3 million (half of which will be held in escrow until the occurrence of certain events). The notes were convertible at the option of Mivtach into 6,000,000 ordinary shares of EVS, at a price per share of $0.50. Repayment of the notes was in 30 equal monthly installments commencing two years after the notes issuance or on the date that Mivtach decides not to convert the notes, whichever is sooner. The Company also granted to Mivtach a two-year warrant to purchase 4,000,000 of the Company’s ordinary shares at an exercise price of $0.50 per share, exercisable only if Mivtach converts the notes.

The Company allocated the proceeds received based on the respective fair values to the notes and the warrants. Consistent with provisions of EITF 98-5 and 00-27, the Company evaluated whether the notes contain a beneficial conversion feature (“BCF”) and determined that all proceeds should be allocated to the BCF and the notes initially recorded at nil. The amount of discount is to be amortized over the term of notes.

As of December 31, 2006 the company recorded in its financial reports a long term loan of $ 342,000, representing the amortized discount to date.

On June 21, 2007 the Company signed an agreement with Mivtach pursuant to which, Mivtach converted the full amount of the convertible notes into (a) 9,523,810 of the Company’s ordinary shares; and (b) received a 4 year warrant to purchase 2,380,952 of the Company’s ordinary shares at an exercise price of $0.45 per share. As a result of the conversion, the unamortized discount, created as a resullt of the allocation of the proceeds to the BCF, was accelerated and recognized in earnings.

b.	The liabilities (net of current maturities) mature in the following years after the balance sheet dates:

	December 31
	2008	2007
	$ in thousands

2008	-	1,000
2009	-	-
2010	-	-
2011 and thereafter	-	-

	-	1,000

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalties

1)	The Company is committed to pay royalties to the Government of Israel based on proceeds from sales of products in the research and development of which the Government participates by way of grants. At the time the grants were received, successful development of the related projects was not assured.

In the case of failure of a project that was partly financed as above, the Company is not obligated to pay any such royalties.

Under the terms of the Company’s funding from the Israeli Government, royalties of 3%-5% are payable on sales of products developed from a project so funded, up to 100% of the amount of the grant received by the Company (dollar linked); as from January 1, 2001 – with the addition of an annual interest rate based on Libor.

Royalty expenses to the Government of Israel totaled $ 224,000, $ 266,000 and $ 259,000 in the years ended December 31, 2008, 2007 and 2006 respectively and are included in the statements of operations among cost of revenues.

2)	The Company and ScanMaster Ltd. are committed to pay royalties to the Government of Israel in respect of marketing expenses in which the Government participated by way of grants. At the time the grants were received, successful development of the related projects was not assured. In the case of failure of a project that was partly financed as above, the Company is not obligated to pay any such royalties. The royalties are payable at the rate of 4% of the increase in export sales, up to the amount of the dollar-linked grant received. No royalties were paid in the reported years to the Government of Israel.

On November 7, 2007, the Company received a letter from the Ministry of Trade, Industry and Labor – Fund for the Encouragement of Marketing Abroad (the “Fund”), claiming that it had failed to pay royalties to the Fund since 1999 in the aggregate amount of $480,818. On November 21, 2007, the Company sent a letter to the Fund in which it stated that the Fund had not requested any of these royalties for many years despite the Company’s written request to clarify the issue. In its letter the Company stated that a material amount of the royalties could no longer be claimed due to the operation of the statute of limitations and that in any event the Fund may be estopped from making at least part of the claims as a result of its non-response to the Company’s inquiry. On December 18, 2007, the Company met with representatives of the Fund to discuss the issue. The Company have yet to receive a response to the meeting. The Company recorded an allowance of $ 90,000 on acount of this claim.

The maximum royalty amount payable the Company expect to pay to the Government of Israel under 1 and 2 above ,at December 31, 2008 is approximately $ 919,000.

3)	Effective upon its initial public offering on July 3, 1997, the Company agreed to pay Elbit Ltd. (“Elbit”) royalties in an amount dependent upon the sales of the Company’s vision system products in the textile, automotive and food industries.

The royalties will in turn be paid in full by Elbit to the original developer of certain elements of the technology licensed by the Company from Elbit.

In 2002, the Company and Elbit amended the abovementioned agreement, effective as of July 1, 2001; pursuant to the agreement the royalties would be paid directly to the developer, twice a year, at a rate of 0.9375%-1.5% of sales of certain products in the immediately preceding six months.

The royalty expenses totaled $ 20,600 in the year ended December 31, 2006, and are included in the statements of operations in cost of revenues.

No expenses were recorded in the years ended December 31, 2008 and 2007.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

a.	Royalties (cont.)

4)	ScanMaster Ltd. signed an agreement with a supplier, whereunder the supplier assisted Scanmaster Ltd. to complete a development of one of the Company’s products. The supplier is also entitled to receive royalties from the product’s sales. The royalty expenses amounted to $ 17,000, $ 34,000 and $ 28,000 in the years ended December 31, 2008, 2007 and 2006, respectively, were included in the statements of operations in cost of revenues.

5)	As part of acquisition of Panoptes Ltd. (see Note 3b.), the Company, subject to certain instances, will pay cash royalties equaling 3.5% of sales of EVS’s optical inspection systems between January 2006 and the end of December 2008 to Ma’aragim Panoptes’ controlling shareholder. The Company paid to Ma’aragim royalties $ 204,000, $ 155,000 and $ 109,000 during the years ended December 31, 2008, 2007 and 2006, respectively.

b.	Lease commitments

1)	The premises occupied by the Company and certain subsidiaries are rented under various operating lease agreements. The lease agreements for the premises expire in 2009 with extended options for another 3 years.

Minimum lease commitments of the Company and the subsidiaries under the above leases, at rates in effect as of December 31, 2008, are as follows:

$ in thousands

Year ending December 31:
2009	463
2010	406
2011	464

1,333

The rental payments for the premises in Israel, which constitute most of the above amounts, are payable in Israeli currency linked to the US Dollar.

Rental expenses totaled $ 474,000, $ 331,000, and $ 514,000 in the years ended December 31, 2008, 2007 and 2006, respectively.

2)	The Company leases motor vehicles under long-term operating lease agreements. The lease agreements expire on various dates ending in 2009 – 2011 (with prior notice of cancellation clauses).

Minimum lease commitments of the Company under the above leases, at rates in effect on December 31, 2008, are as follows:

$ in thousands

2009	353
2010	192
2011	60

605

To secure the amounts due to the lessor, the Company has deposited a total of U.S. $ 76,000. The deposits are unlinked and presented among other long-term receivables.

Lease expenses in 2008, 2007 and 2006, amounted to $ 516,000, $ 430,000 and $ 299,000 respectively.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

c.	Guarantees

As of December 31, 2008, the Company provided guarantees in the aggregate amount of $1,828,000 to its customers in order to secure the Company’s commitments under its sales agreements. The guarantees are usually secured by cash advances received from the said customers.

NOTE 11 – SHAREHOLDER’ EQUITY

a.	Authorized, issued and outstanding shares

1)	The Company’s Ordinary Shares are traded in the United States on the OTC Bulletin Board market under the symbol EVSNF.OB.

2)	In March 2004, the Company entered into a Standby Equity Distribution Agreement with Cornell. Pursuant to this agreement, the Company will be entitled to issue Cornell with put notices requiring it to purchase, six days following each put notice, a number of Company’s ordinary shares with a value of up to $ 300,000 per put notice and up to an aggregate value of $ 10,000,000 over two years.

The price per share payable by Cornell will be determined based on the minimum price of Company’s shares during the five days period following Company’s put notice to Cornell to purchase Company’s shares. Under the said agreement, the Company agrees to pay Cornell commitment fees, which were defined as follows:

a)	For each notice, Cornell will deduct 5% from the price payable for Company’s ordinary shares, as a commitment fee.

b)	Upon execution of the Agreement, the Company issued Cornell with 148,438 of its ordinary shares in an amount equal to $ 190,000.

c)	Upon the first to occur of (i) receipt by the Company of an aggregate of more than $5,000,000 from Cornell pursuant to the Agreement; and (ii) the first put notice to be provided by the Company following the first anniversary of the execution of the Agreement, the Company will issue to Cornell a number of its ordinary shares with a value of $ 150,000, calculated in accordance with the minimum closing bid price of Company shares on the public market on which its shares shall be traded at such time, on the day on which the Company is required to issue the ordinary shares.

In a registration statement, which was declared effective on July 7, 2004, or the Initial Registration Statement, the Company registered 5,555,555 of its ordinary shares for future issuance to Cornell.

On August 26, 2004, the Company signed a short-term Promissory Note with Cornell whereby Cornell agreed to advance the sum of $4,000,000 to the Company as a loan for the acquisitions of ScanMaster and Yuravision (see Note 3). This amount is repayable by no later than May 9, 2005, or immediately following an event of default, as defined in the agreement. According to the terms of the note, interest shall commence accruing from the 121st day following the execution of the note at a rate equal to one percent (1%) per month. From the 211th day following the execution of the note, interest shall accrue at a rate equal to two percent (2%) per month. Under the terms of the Promissory Note, the Company has agreed to repay the note either in cash or through the net proceeds to be received by it under the Standby Equity Distribution Agreement.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – SHAREHOLDER’ EQUITY (cont.)

a.	Authorized, issued and outstanding shares (cont.)

2)	Cont.

c)	Cont.

In May 2005, the Company signed an amendment to the Promissory Note, under the new term the balance of loan will be paid in monthly installments through December 2006, at an interest rate of Prime+2%.

The Company has included in its accounts interest costs pertaining to the Promissory Note, based on a computation of the weighted interest in respect of the Promissory Note.

The Company paid Cornell a commitment fee of five percent (5%) of the principal amount of the Promissory Note, and a further $ 30,000 to an affiliate of Cornell and other party. When used for the repayment of the note, proceeds received under the Standby Equity Distribution Agreement, will not be subject to the 5% commitment fee.

The Company records in its books of accounts the commitment fees over the period of the Promissory Note.

As securities for repayment of the advance and the Promissory Note, the Company has: (i) granted Cornell a second ranking floating charge on all of Company’s assets (to the extent permitted under Israeli law) and on the assets of ScanMaster; (ii) issued to a trustee, 5,555,555 of its ordinary shares which are registered (see above), and (iii) Issued to Trustee an additional 2,500,000 of Company’s restricted ordinary shares.

It has also been agreed to reserve an additional 14,444,445 of Company’s ordinary shares for issuance to Cornell pursuant to the Standby Equity Distribution Agreement, and have agreed to file the registration statement covering these shares.

As part of the transaction with Cornell, the Company also retained the services of Newbridge Securities Corporation (hereafter – Newbridge), an unaffiliated broker-dealer, as a placement agent in connection with the Standby Equity Distribution Agreement. The Company issued Newbridge 7,812 ordinary shares as a placement fee.

The fair value of the said shares is app. $ 10,000. The said costs are included in company’s accounts as deferred share issuance costs.

Through December 31, 2005, the Company repaid $ 2,129,000 of the Note in cash and $ 433,000 by the issuance of 869,946 shares to Cornell, as stipulated in the said agreement.

Through June 2006, the Company issued Cornell with 1,433,527 of its ordinary shares in an amount equal to $ 569,000.

On February 17, 2006, the Company repaid all outstanding amounts owed to Cornell, and have thus fulfilled all of it obligations toward them under the Promissory Note. Following repayment of the Promissory Note, all ordinary shares and advance notices held in trust to guarantee the loan were returned to the Company, and the floating charge on its assets was removed.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – SHAREHOLDER’ EQUITY (cont.)

a.	Authorized, issued and outstanding shares (cont.)

3)	In June 2007 the Company completed a transaction with a group of Israeli institutional investors, for the purchase of its 9,465,544 ordinary shares for $0.315 per share, of an aggregate price of $2,981,646. Pursuant to the transaction, the investors were also issued warrants to purchase 4,732,774 of the Company’s ordinary shares at an exercise price per share of $0.45, exercisable for a period of 4 years.

4)	On June 21, 2007, following the approval of the Company’s board of directors and the Company’s audit committee, the Company executed an agreement with Elbit Ltd., or the Elbit Agreement. This agreement was approved by the Company’s shareholders in a meeting held on July 31, 2007. Pursuant to this agreement Elbit Ltd.(i) converted an existing loan to the Company in the amount of $470,000 (including accrued interest up until March 31, 2007) into 1,492,063 ordinary shares, at a price of $0.315 per share; and (ii) invested $250,000 in consideration for 793,651 of the Company’s ordinary shares at a price of $0.315 per share and received a 4-year warrant to purchase 396,825 of the Company’s ordinary shares at an exercise price of $0.45 per share. At consummation the Company paid all interest accrued on the loan between April 1, 2007 and the closing date.

5)	On February 21, 2006, the Company consummated the Mivtach Agreement. Pursuant to the agreement, Mivtach Shamir Holdings Ltd. (“Mivtach”) provided the Company with a two-year $3 million loan, which Mivtach Shamir was entitled at its sole discretion, for a period of 24 months following the provision of the loan, to convert into 6,000,000 of the Company’s ordinary shares, at a price per share of $0.5 (half the loan was being held in escrow subject to the completion of a certain milestone, or conversion of the loan). The interest on the loan was repaid on a quarterly basis. Mivtach was also granted a two-year warrant to purchase 4,000,000 of the Company’s ordinary shares at an exercise price of $0.5 per share, exercisable only if the loan was converted. On February 21, 2006, Mivtach assigned their right to receive shares from the Company, under the convertible loan and warrant, to M S N D Real Estate Holding Ltd. (“M.S.N.D.”). On June 21, 2007 the Company executed an agreement with M.S.N.D., which was approved by the Company’s shareholders in a meeting held on July 31, 2007, pursuant to which, the Mivtach Agreement was amended, or the Amendment Agreement. Pursuant to the Amendment Agreement, the terms of the Mivtach Agreement and the loan therein, were amended, such that in consideration for M.S.N.D.‘s undertaking to convert the full loan amount by no later than August 1, 2007 (a) Mivtach will be issued with 9,523,810 of ordinary shares; and (b) Mivtach will receive a 4-year warrant to purchase 2,380,952 of the Company’s ordinary shares at an exercise price of $0.45 per share. Mivtach also agreed to waive its rights to exercise at least 3,000,000 ordinary shares issuable under the Mivtach Agreement, agreeing to exercise no more than 1,000,000 ordinary shares issuable under the Amendment Agreement, which warrants expired on February 21, 2008. Following consummation the Amendment Agreement M.S.N.D, has become a holder of more than 25% of the Company’s issued and outstanding share capital.

M.S.N.D. also completed the purchase of 2,939,192 of the Company’s ordinary shares from three of the founders of ScanMaster, in accordance with the provisions of a share purchase agreement.

During September 2008, M.S.N.D. transferred the right to exercise 1,380,000 ordinary shares to David Gal, the Company's former CEO.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – SHAREHOLDER’ EQUITY (cont.)

b.	Share option plans:

1)	The plans:

(a)	In February 1996, the Company’s board of directors adopted the Company’s Employee Share Option Plan (1996) (hereafter – The 1996 Plan). Under the 1996 plan, 565,720 options can be granted to directors, employees and consultants of the Company and its subsidiaries. Each option can be exercised into one ordinary share of the Company. The 1996 plan was valid for ten years and expired in February 2006, except for option awards outstanding on that date.

Under the 1996 Plan, options usually vest as follows: 50% – two years after the effective date of grant; 75% – after three years; and 100% – after four years.

(b)	In April 2000, the board of directors of the Company adopted the Employee Share Option Plan (2000) (hereafter – The 2000 Plan).

Under the 2000 plan, options to purchase an aggregate of 4,500,000 ordinary shares are available to be awarded to employees, directors or consultants of the Company or any of its subsidiaries.

Under the 2000 plan, options usually vest over a period of three or four years from the date of grant, in equal parts each year.

The 2000 Plan is valid for ten years and will expire on April 3, 2010, except for options outstanding on that date.

(c)	In November 2003, the Board of Directors of the Company adopted the Employee Share Option Plan (2003) (hereafter – The 2003 Plan).

Under the 2003 plan, options to purchase an aggregate of 2,000,000 ordinary shares are available to be awarded to employees, directors or consultants of the Company or any of its subsidiaries.

Under the 2003 plan, options usually vest over a period of four years from the date of grant, in equal parts each year.

The 2003 Plan is valid for ten years and will expire on November 30, 2013, except for options outstanding on that date.

(d)	In March 2006, the Board of Directors of the Company adopted the Employee Share Option Plan (2006) (hereafter – The 2006 Plan).

Under the 2006 plan, options to purchase an aggregate of 2,000,000 ordinary shares are available to be awarded to employees, directors or consultants of the Company or any of its subsidiaries.

Under the 2006 plan, options usually exercisable over a period up to ten years following the date of grant, if not exercised earlier, or 6 months after termination of the employee, will generally vest as to 25-33% commencing the beginning of the second year after the grant and as to an additional 25-33% in each of the remaining years thereafter, assuming continuous employment with the Company through such periods.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – SHAREHOLDER’ EQUITY (cont.)

b.	Share option plans (cont.):

1)	The plans (cont.):

The 2006 Plan is valid for ten years and will expire in March, 2016, except for options outstanding on that date.

The exercise price of options granted under the 1996, 2000 and 2003 plans is to be not less than 85% of the fair market value of the ordinary share on the date of grant. All of the outstanding options from the 1996, 2000 and 2003 plan are to expire no later than 10 years following the date of grant.

During 2006 options to purchase 183,797 shares were exercised. The proceeds from the exercise amounted to $ 43 thousands.

During 2007 and 2008 no options were exercised.

The 2000, 2003 and 2006 plans are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plan.

The amount allowed as an expense for tax purposes, at the time the employee utilizes such benefit, is limited to the amount of the benefit that is liable to tax as labor income, in the hands of the employee; all being subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

The aforementioned expense will be recognized in the tax year that the benefit is credited to the employee.

2)	Options granted to employees:

(a)	A summary of the status of the above plans in respect of options granted to employees and directors of the Company and its subsidiaries as of December 31, 2008, 2007 and 2006, and changes during the years ended on those dates, is presented below:

	Y e a r e n d e d D e c e m b e r 3 1
	2008		2007		2006
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

Options outstanding at beginning of year	5,010,352	$0.79	4,888,686	$0.83	4,551,596	$0.86
Changes during the year:
Granted (1)	547,500	0.34	350,000	0.42	777,500	0.69
Exercised	-	-	-	-	(183,797)	0.21
Forfeited	(147,500)	1.34	(228,334)	1.19	(256,613)	1.21

Options outstanding at end of year	5,410,352	0.69	5,010,352	0.79	4,888,686	0.83

Options exercisable at year end	4,402,102	$0.77	3,962,739	$0.85	3,663,176	$0.90

Weighted average fair value of options
granted during the year (2)	$0.30		$0.35		$0.64

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – SHAREHOLDER’ EQUITY (cont.)

b.	Share option plans (cont.):

2)	Options granted to employees (cont.):

(1)	Options granted in 2008, 2007 and 2006 were granted with exercise price that was at market value or above.

(2)	The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model in 2008 and 2007 and the Binomial lattice model in 2006, with the following weighted average assumptions:

	Year ended December 31
	2008	2007	2006

Dividend yield	0%	0%	0%

Expected volatility	126%	140%	102%

Risk-free interest rate	3.48%	4.15%	4.7%

Expected life - in years	6.5	6	6

Dividend yield – Management used an expected dividend yield based primarily on past experience applicable as of the grant date.

Expected volatility – Management estimated volatility based on the historical volatility of the Company’s ordinary shares, being the only traded financial instrument of the Company, using in most cases daily observations of the Company’s price share to determine the standard deviation.

Risk free interest rate – The risk-free interest rate is based on the implied yield in effect at the time of each option grant, based on U.S. Treasury zero-coupon bond issued with equivalent remaining terms.

Management estimates forfeiture rates at the date of grant, which are adjusted in subsequent periods if the actual forfeiture rates differ from those initially estimated. Management uses historical data to estimate pre-vesting option forfeiture rates and records share-based compensation expense only for those awards that are expected to vest.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – SHAREHOLDERS’ EQUITY (Cont.)

b.	Share option plans (Cont.):

2)	Options granted to employees (Cont.):

(b)	The following table summarizes certain information about options granted to employees and directors of the Company which were outstanding and exercisable under the above plans as of December 31, 2008:

Options outstanding			Options exercisable
Exercise prices	Number outstanding at December 31, 2008	Weighted average remaining contractual life	Number exercisable at December 31, 2008	Weighted average remaining contractual life
$		Years		Years

0.15-0.32	968,805	3.58-9.60	417,555	3.58-8.75
0.35-0.46	722,750	2.06-9.12	342,750	2.06-8.94
0.48-0.70	1,173,297	3.20-9.01	1,098,297	3.20-9.01
0.75-0.85	1,084,334	4.89-8.29	1,084,334	4.89-8.29
1.00-1.25	1,461,166	1.39-5.95	1,461,166	1.39-5.95

	5,410,352		4,404,102

c.	Options issued to consultants

In September 2005, the Company issued 571,429 warrants, fully vested to bank Mizrahi with an exercise price of $0.77 and immediate vesting in favor of loan agreement (see also Note 9). During November 2006, the Company’s board of directors approved to change the exercise price to $0.5.

All those warrants were granted above market value and the Company recorded expenses according to SFAS 123. The warrants will expire in September 8, 2009.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – TAXES ON INCOME

a.	Corporate taxation in Israel

1)	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustments Law”)

Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli Consumer Price Index (hereafter – CPI). The Company and ScanMaster Ltd. are taxed under this law.

On February 26, 2008, the Israeli Parliament ratified the third reading of the Income Tax Law (“Inflation Adjustments”) (Amendment 20) (Limitation of Term of Validity) –2008 (hereinafter: “The Amendment”), pursuant to which the application of the inflationary adjustment law will terminate in tax year 2007 and as of tax year 2008, the law will no longer apply, other than transition regulations whose intention is to prevent distortions in tax calculations.

According to the amendment, in tax year 2008 and thereafter, the adjustment of revenues for tax purposes will no longer be considered on a real-term basis for measurement. Moreover, the linkage to the CPI of the depreciated sums of fixed assets and carryover losses for tax purposes will be discontinued, in a manner whereby these sums will be adjusted until the CPI at the end of 2007 and their linkage to the CPI will end as of that date.

As explained in Note 2, the financial statements are measured in dollars. The difference between the changes in the Israeli CPI and in the exchange rate of the dollar relative to Israeli currency, both on annual and cumulative bases, creates a difference between taxable income and income reflected in these financial statements.

Paragraph 9(f) of FAS 109, “Accounting for Income Taxes”, prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are measured from the local currency into dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the abovementioned differences were not reflected in the computation of deferred tax assets and liabilities.

2)	Tax rates

a)	The income of the Company and ScanMaster Ltd. (other than income from “approved enterprises”, see b. below) are taxed at the regular rate. For 2008 the corporate tax rate was 27% and it will gradually decrease from 26% in 2009 to 25% in 2010.

b)	Non Israeli subsidiaries

Subsidiaries that are incorporated outside of Israel are assessed for tax under the tax laws in their countries of residence. The principal tax rates applicable to subsidiaries outside Israel are as follows:

Company incorporated in the USA – tax rate of 39%.

Company incorporated in tne Netherlands – tax rate of 20%.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – TAXES ON INCOME (cont.)

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereinafter – the law)

Under the law, by virtue of the “approved enterprise” status granted to investments in certain assets the Company and ScanMaster Ltd. are entitled to various tax benefits.

1)	The main tax benefits available to the Company and ScanMaster Ltd. are:

(a)	Reduced tax rates:

(i)	The Company

Tax exemption during the period of benefits – 10 years – commencing in the first year in which the Company earns taxable income from the approved enterprises (provided that the maximum period to which it is restricted by the law has not elapsed).

The Company has four approved enterprises; the benefit periods commenced in 1994, 1995, 1997 and 2004, respectively.

The periods of benefits for the first, second and third approved enterprise expired in 2003, 2004 and 2006, respectively.

In the event of distribution of cash dividends from income, which was tax exempt as above, the Company would have to pay 25% tax in respect of the amount distributed. The amount distributed for this purpose includes the amount of the tax that applies as a result of the distribution.

(ii)	ScanMaster Ltd.

Tax exemption during the period of benefits – 7 years – commencing in the first year in which ScanMaster earns taxable income from the approved enterprises (provided that the maximum period to which it is restricted by the law has not elapsed).

Tax exemption on income from approved enterprises in respect of which ScanMaster have elected the “alternative benefits” (involving waiver of investment grants); the length of the exemption period is four years, after which the income from these enterprises is taxable at the rate of 25% for three years.

ScanMaster Ltd. has three approved enterprises; the benefit periods in respect of the first and second enterprises commenced in 1994 and 1997, respectively.

The period of tax benefits in respect of the first approved enterprise has expired.

The period of tax benefits in respect of the second approved enterprise expired in 2008. The third approved enterprise has not yet been activated.

In March 2004 ScanMaster Ltd. received a warning from the Investment Center that the instrument of approval of the second approved enterprise might be cancelled. ScanMaster Ltd. plans to appeal the Investment Center’s decision in the near future. ScanMaster Ltd. has not utilized its tax benefits in respect of this enterprise. In case that the said approved enterprise will be cancelled, the Company estimates that it will not be required to be subject to penalties.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – TAXES ON INCOME (cont.)

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereinafter – the law) (cont.)

(b)	Accelerated depreciation

The Company is entitled to claim accelerated depreciation in respect of equipment used by the approved enterprises during five tax years.

(c)	Conditions for entitlement of the benefits

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations published there under and the certificate of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled, and ScanMaster Ltd. and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest.

In the event of distribution of cash dividends out of income, which was tax exempt as above, the companies would have to pay the 25% tax in respect of the amount distributed. For this purpose, the amount distributed includes the amount of the tax that applies as a result of the distribution.

c.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969

The Company and ScanMaster Ltd. are “industrial companies” as defined by this law and as such are entitled to certain tax benefits, consisting mainly of accelerated depreciation as prescribed by regulations published under the Inflationary Adjustments Law, amortization of patents and certain other intangible property, and the right to claim public issuance expenses.

d.	Reconciliation of Income Taxes

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory corporate tax rate applicable to Israeli corporations, and the actual expense:

	Year ended December 31
	2008	2007	2006
	$ in thousands

Loss before taxes on income	(7,482)	(1,339)	(5,357)

Theoretical tax benefit on the above amount	(2,020)	(388)	(1,661)
Increase in taxes in respect of tax losses
incurred in the reported year for which
deferred taxes were not recorded (see f. below)	2,020	388	1,661
Other	11	3	5

Actual tax expense	11	3	5

Taxes on income included in the statement of operations relate to Company’s subsidiaries.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – TAXES ON INCOME (cont.)

e.	Deferred Taxes

1)	The Company has approximately $ 32 million unutilized carryforward tax losses from prior years. Therefore, no current tax liability has been provided in 2008 and 2007.

Virtually all the Company’s temporary differences are in respect of carryforward tax losses. Accordingly, no deferred tax assets have been included in these financial statements in respect of the Company’s carryforward tax losses.

2)	ScanMaster has unutilized carryforward tax losses from prior years, exceeding other temporary differences. Valuation allowance has been provided in full, for all deferred taxes relating to the above tax losses and temporary differences; Accordingly no tax benefits have been included in these financial statements, as follows:

	December 31, 2008	December 31, 2007
	$ in thousands	$ in thousands

Provision for vacation pay	90	87
Accrued severance pay	91	42
Carryforward tax losses	1,139	858
Research and development costs	653	417
Less - valuation allowance	(1,973)	(1,404)

	-	-

The deferred taxes are computed at the average tax rate of 26% – 27%.

f.	Carryforward tax losses

Carryforward tax losses of the Company and its subsidiaries aggregate approximately $ 46 million at December 31, 2008.

g.	Tax assessments

The tax assessments of the Company and ScanMaster Ltd. through the tax year 2003 are deemed final.

NOTE 13 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a.	General

The Company operates internationally, which gives rise to exposure to market risks, mainly from changes in foreign exchange rates.

b.	Fair value of financial instruments

The fair value of financial instruments included in working capital is usually identical or close to their carrying amount. The fair value of long-term receivables also approximate the carrying amounts, since they bear interest at rates close to prevailing market rates.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – LIABILITIES SECURED BY PLEDGES AND RESTRICTION PLACED IN RESPECT OF LIABILITIES

a.	The Group has registered fixed charge on bank deposits in favor of certain banks. The bank deposits are used to secure a credit line granted to the Company by the banks, and as collateral for guarantees provided to its customers (see Note 2q).

As of December 31, 2008, the bank deposits amount to $ 700 thousands, out of which $ 121 thousands are linked to the dollar and $ 579 thousands are linked to the Euro; The deposits are for a period of one Month.

b.	The Company and Scanmaster have registered floating charges on all of their assets in favor of banks (see Notes 9, 15c).

NOTE 15 – SUPPLEMENTARY INFORMATION:

			December 31
			2008	2007
			$ in thousands

a.	Accounts receivable

	1)	Trade - allowance for doubtful accounts:

		Balance at beginning of year	677	936
		Charged to statement of operations	8	(84)
		Write-off of uncollectible amounts	-	(175)

		Balance at end of year	685	677

	2)	Other:

		Employees	36	60
		Prepaid expenses	118	378
		Israeli Government departments and agencies	362	324
		Receivables from selling the Yuravision	100	360
		Advance to agent	-	275
		Sundry	-	31

			616	1,428

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – SUPPLEMENTARY INFORMATION (Cont.)

b.	Accounts payable and accruals – other:

	December 31
	2008	2007
	$ in thousands

Employees and employee institutions	732	535
Israeli Government departments and agencies	918	1,005
Provision for vacation and recreation pay	550	588
Provision for product warranty	255	218
Liability for commissions to agents	287	108
Accrued expenses and sundry	574	175

	3,316	2,629

c.	Credit from banks

Composed as follows:

	% interest rate as of December 31, 2008	December 31
		2008	2007
		$ in thousands

Unlinked credit from bank	7	408	504
Short-term loans from banks:
Linked to the dollar	5	4,444	3,793
Linked to the Euro	5	1,536	670

		6,388	4,967

In 2003, the Company entered into agreements for bank credit facilities, pursuant to which the Company may, from time to time, borrow an aggregate amount of up to $ 3,930,000. As of December 31, 2008 the Company uses $ 3,916,000 of the said credit; to secure the credit facilities, the Company registered a first ranking floating charge on all of the Company’s assets and all the assets of ScanMaster and a floating fixed charge on certain bank deposits in favor of the said banks (see Note 14).

d.	Cost of revenues

	Year ended December 31
	2008	2007	2006
	$ in thousands

Industrial operations:
Materials consumed	7,787	4,202	5,636
Payroll and related expenses	3,120	2,776	2,745
Subcontracted work	519	247	253
Depreciation and amortization	571	579	579
Other production expenses	2,311	1,873	2,267
Royalties (see Note 10a)	241	300	287
Increase in inventories	-	1,331	469

	14,549	11,308	12,236

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – SUPPLEMENTARY INFORMATION (cont.):

e.	Research and development expenses:

Total expenses	4,711	3,454	2,707
Less - grants and participations (see Note 10a1)	(152)	(141)	(145)

	4,559	3,313	2,562

f.	Financial expenses, net

	Year ended December 31
	2008	2007	2006
	$ in thousands

Income:
Interest in respect of bank
Deposits and securities	26	62	44
Exchange differences	-	48	-
Other	-	-	9

	26	110	53

Expenses:
Interest
In respect of liability to related parties	4	360	460
In respect of credit from banks	537	747	695
Exchange differences	555	-	215
Other	12	84	15

	1,108	1,191	1,385

	(1,082)	(1,081)	(1,332)

g.	Other expenses

	Year ended December 31
	2008	2007	2006
	$ in thousands

Write off of discount on convertible loan associated with beneficial conversion feature (see note 9a.(3))	-	(1,047)	-
Other	(18)	(230)	(5)

	(18)	(1,277)	(5)

NOTE 16 – RELATED PARTIES

	2008	2007	2006
	$ in thousands

Marketing and selling	250	120	92

General and administrative	302	278	322

Financing expenses on long-term loan
granted by shareholders - see Note 9a.	4	360	29

Other expenses	30	1,047	-

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – BUSINESS AND GEOGRAPHICAL SEGMENTS

a.	General information:

1)	Factors management used to identify the enterprise’s reportable segments

The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. Most of the businesses were acquired as a unit, and the management at the time of the acquisition was retained.

2)	Description of the types of products and services from which each reportable segment derives its revenues

Due to the acquisition in 2004, the internal organizational structure changed; consequently, the company has two reportable segments:

(a)	Automatic Vision Inspection segment – design, develop, manufacture and marketing automatic vision inspection and quality monitoring systems, and rendering services related to those systems.

(b)	Non-destructive Automated Inspection segment – develop, manufacture and market equipment for the ultrasonic inspection of industrial parts and components for the automotive and transportation industries, the metal industry as well as applications for aircraft and jet engine inspection.

Prior to June 2004, the Company operated only in one segment – the Automatic Vision Inspection segment.

b.	Information about reported segment income or loss and assets:

Measurement of segment income or loss and segment assets

The accounting policies of the segments are the same as those described in the significant accounting policies. The Company evaluates performance based on profit or loss from operations before income taxes, not including non-recurring gains and losses and foreign exchange gains and losses.

The Company accounts for inter-segment sales and transfers as if the sales or transfers were to third parties, that is – at current market prices.

	Automatic Vision Inspection	Non- Destructive Automated Inspection	Total
	$ in thousands

Year ended December 31, 2008:
Revenues from unaffiliated customers	6,406	15,694	22,100
Total Consolidated revenues			22,100

Segment Operating loss	(1,884)	(4,311)	(6,195)
Unallocated corporate expenses			(187)

Operating loss			(6,382)

Segment assets	3,683	13,502	17,185
Other unallocated amounts			16

Consolidated assets at the year end			19,252

Expenditures for segment assets	37	96	133

Total depreciation and amortization	392	2,431	2,823

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – BUSINESS AND GEOGRAPHICAL SEGMENTS (cont.)

c.	Geographic information

1)	The Company’s revenues by geographic areas (based on locaton of customers) are as follows:

	2008	2007	2006
	$ in thousands

U.S.A.	6,758	6,341	4,178
Europe	10,189	7,756	7,370
Other (mainly Japan and China)	5,153	7,766	5,449

	22,100	21,863	16,997

2)	The Company’s long-lived assets by gegraphic areas are as follows:

	2008	2007
	$ in thousands

Israel	4,935	7,437
U.S.A.	30	21

	4,965	7,458

NOTE 18 – GOODWILL

As part of the acquisition of ScanMaster, the Company recognized goodwill of approximately $3.6 million relating to the Non-destructive automated inspection division. During 2008, the Company assessed the value of the Non-destructive automated inspection division and determined that based on the general current financial condition and the specific state of this division it would be appropriate to write-off approximately $2 million of the value of the goodwill acquired in the ScanMaster acquisition.

As a result of a purchase price adjustment, relating to the acquisition of Panoptes, the Company recognized goodwill of approximately $0.2 million during 2008.

NOTE 19 – SUBSEQUENT EVENTS

At the end of March of 2009, following the approval of the Company’s audit committee and board of directors, the Company entered into agreements with each of Bank Hapoalim and Bank Leumi Le Israel in order to receive a credit line for $300,000 each. These two loans, which bear a floating interest rate of LIBOR plus 3.75% and LIBOR plus 3.5%, respectively, are due to be repaid in monthly installments by the end of December 2009.

Mivtach Shamir (the Company's controlling shareholder) has tentatively agreed to invest an aggregate amount of $1.8 million as a part of a private placement or rights offering, of which NIS 1,982,000 (approximately $492,000) Mivtach Shamir provided to the Company by way of a convertible loan during 2009. The terms of the loan conversion and repayment of the remaining investment amount are currently being negotiated by Mivtach Shamir and the Company's management. The remaining investment amount and the conversion of the loan is contingent upon Bank Leumi Le Israel and Bank Hapoalim agreeing to restructure the Company's debt to them such that the repayment of the principal on the loans will be frozen until December 31, 2011. If the Company does not receive such approval from the banks and fail to receive the $1.3 million from Mivtach Shamir, the Company believes that its current assets, together with anticipated cash generated from operations and available credit lines, will be insufficient to meet the Company's cash requirements for working capital and capital expenditures for twelve months from July 2009.